UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 26, 2017

MITEL NETWORKS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Canada	001-34699	98-0621254
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

350 Legget Drive

Ottawa, Ontario K2K 2W7

(Address of Principal Executive Offices) (Zip Code)

(613) 592-2122

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On July 26, 2017, Mitel Networks Corporation (“Mitel”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with ShoreTel, Inc., a Delaware corporation (“ShoreTel”), Mitel US Holdings, Inc. (“Parent”), a Delaware corporation and a wholly owned subsidiary of Mitel, and Shelby Acquisition Corporation (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Parent.

Pursuant to and subject to the terms and conditions of the Merger Agreement, Merger Sub will commence an all-cash tender offer (the “Offer”) for any and all of ShoreTel’s outstanding shares of common stock, par value $0.001 per share (the “Shares”), at a purchase price of $7.50 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to any required withholding of taxes. Under the Merger Agreement, Merger Sub is required to commence the Offer within 15 business days after the date of the Merger Agreement. The Offer will remain open for a minimum of 21 business days from the date of commencement.

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to specified closing conditions, including (i) immediately prior to the expiration of the Offer, a number of Shares must have been validly tendered and not validly withdrawn that, when added to the number of Shares (if any) then owned by Merger Sub, equals at least one Share more than half of all Shares then outstanding (the “Minimum Condition”), (ii) the absence of injunctions or other legal restraints preventing the consummation of the Offer or the Merger (as defined below), (iii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Telecom Approvals (as defined in the Merger Agreement) have been obtained, (iv) the accuracy of the representations and warranties made by ShoreTel in the Merger Agreement, subject to specified materiality qualifications, including ShoreTel’s representation that it will have a minimum cash balance as of the Expiration Date, (v) compliance by ShoreTel with its covenants in the Merger Agreement in all material respects, (vi) the absence of a “Company Material Adverse Effect” (as defined in the Merger Agreement) on ShoreTel since the date of the Merger Agreement, (vii) the completion of a specified marketing period for the debt financing (the “Marketing Period”) Parent and Merger Sub are using to fund the aggregate Offer Price to be paid to tendering holders upon closing the Offer and to certain other holders upon closing the Merger (the “Merger Consideration”) and (viii) the other conditions set forth in Annex I to the Merger Agreement.

Following the completion of the Offer, subject to the absence of injunctions or other legal restraints preventing the consummation of the Merger, Merger Sub will merge with and into ShoreTel, with ShoreTel surviving the merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”), pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law (the “Merger”). The Merger will be effected as soon as practicable following the acceptance for payment by Merger Sub of Shares validly tendered and not withdrawn in the Offer, without a vote on the adoption of the Merger Agreement by ShoreTel stockholders.

At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by (i) ShoreTel, or any subsidiary of ShoreTel, Parent, Merger Sub or Mitel, which Shares will be canceled and will cease to exist or (ii) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, subject to any required withholding taxes.

Pursuant to the terms of the Merger Agreement, (i) each ShoreTel stock option that is vested as of immediately prior to the Effective Time (including those which accelerate pursuant to employment agreements, retention agreements or other equity agreements or plans or as specified in the Merger Agreement) will be cancelled in exchange for an amount in cash equal to the Offer Price, less the option exercise price, (ii) each other ShoreTel stock option will be cancelled for no consideration, (iii) each ShoreTel restricted stock unit that is vested as of immediately prior to the Effective Time (including those which accelerate pursuant to employment agreements, retention agreements or other equity agreements or plans or as specified in the Merger Agreement) will be cancelled in exchange for an amount in cash equal to the Offer Price and (iv) each other ShoreTel restricted stock unit will be cancelled for no consideration. ShoreTel’s Employee Stock Purchase Plan will be suspended on the date of the Merger Agreement, and will be terminated upon the consummation of the Merger pursuant to the terms of the Merger Agreement.

Pursuant to and subject to the terms and conditions of the Merger Agreement, ShoreTel has agreed, among other things, (i) to carry on its business in the ordinary course during the period between the execution of the Merger Agreement and the consummation of the Merger; (ii) subject to certain customary exceptions set forth in the Merger Agreement to permit ShoreTel’s board of directors to comply with its fiduciary duties, to recommend that ShoreTel’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer; (iii) not to solicit alternative acquisition proposals and (iv) to certain restrictions on its ability to respond to any unsolicited acquisition proposals. The Merger Agreement also contains customary representations, warranties and covenants of each of ShoreTel, Parent and Merger Sub.

The Merger Agreement contains certain customary termination rights for both Parent and ShoreTel, including, among others, by either Parent or ShoreTel upon the failure of the Offer conditions to be satisfied or validly waived on or before November 23, 2017 (the “Termination Date”).

Upon termination of the Merger Agreement under specified circumstances, including (i) a termination by ShoreTel to enter into an agreement for an alternative transaction that constitutes a “Superior Proposal” (as defined in the Merger Agreement) or (ii) a termination by Parent due to a change in the ShoreTel board of directors’ recommendation that ShoreTel’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, ShoreTel is required to pay Parent a termination fee of $24,500,000. In addition, ShoreTel is required to pay Parent and Merger Sub an expense reimbursement of up to $6.0 million if the Merger Agreement is terminated (i) by either ShoreTel or Parent in the event that the Offer Acceptance Time (as defined in the Merger Agreement) has not occurred on or before the Termination Date as a result of the failure of the Minimum Condition to be satisfied, subject to certain rights of Parent to extend the Termination Date in certain circumstances or (ii) by Parent if ShoreTel is in breach of the Merger Agreement.

The Merger Agreement also provides that Parent will be required to pay ShoreTel a termination fee of $30 million in the event that ShoreTel terminates the Merger Agreement because Merger Sub, after the satisfaction of the Offer conditions and the completion of the Marketing Period, has not accepted for payment the Shares tendered in the Offer within three business days following the expiration of the Offer, subject to certain rights of Merger Sub to extend the Expiration Time. In this circumstance, payment of the termination fee constitutes ShoreTel’s sole and exclusive monetary remedy.

Parent has obtained debt financing commitments (described below under “Commitment Letter”) to fund the transactions contemplated by the Merger Agreement. The Merger Agreement requires Parent to use commercially reasonable efforts to obtain the financing on the terms and conditions described in the financing commitments.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement contains representations, warranties and covenants by each of Mitel, Parent, Merger Sub and ShoreTel. These representations, warranties and covenants were made solely for the purpose of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement and:

•	should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	may have been qualified in the Merger Agreement by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement;

•	may apply contractual standards of “materiality” that are different from “materiality” under applicable securities laws;

•	were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Agreement; and

•	may not be relied upon by any person other than Mitel, Parent, Merger Sub and ShoreTel.

Tender Support Agreements

In connection with the execution of the Merger Agreement, the directors and executive officers of ShoreTel (collectively, the “Stockholders”) have each entered into a Tender Support Agreement, dated as of July 26, 2017, with Parent and Merger Sub (each a “Support Agreement”). Subject to the terms and conditions of the Support Agreement, each Stockholder has agreed, among other things, to tender his or her Shares into the Offer, and, subject to certain exceptions, not to transfer his or her shares that are subject to the Support Agreement. The Support Agreement will terminate with respect to each Stockholder upon the first to occur of (i) the mutual written consent of Parent and such Stockholder, (ii) termination of the Merger Agreement in accordance with its terms, (iii) the consummation of the Merger, (iv) entry into an amendment or modification of the Offer or the Merger Agreement that results in a decrease in the Offer Price or a change in the form of consideration payable to the Stockholders or (v) the withdrawal or termination of the Offer by Merger Sub or the expiration of the Offer without acceptance for payment of the Shares tendered by the Stockholders.

The foregoing description of the Support Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of Support Agreement, which is attached as Exhibit 10.1 and is incorporated herein by reference.

Commitment Letter

On July 26, 2017, in connection with the execution of the Merger Agreement, Mitel also entered into a financing commitment letter (the “Commitment Letter”) with BMO, BMO Capital Markets Corp., Citizens Bank, N.A., HSBC Bank Canada and Canadian Imperial Bank of Commerce (collectively, the “Commitment Parties”) pursuant to which the Commitment Parties committed to provide $300.0 million in term loans (the “Term B Loans”). The proceeds of the Term B Loans, together with cash on hand and drawings on Mitel’s existing revolving credit facility, will be used to finance the cash consideration required to purchase the Shares pursuant to the terms of the Merger Agreement and pay fees and expenses associated therewith. The Term B loans will be implemented pursuant to amendments made to Mitel’s existing credit facilities and, as such, will be guaranteed by Mitel and, with certain exceptions, Mitel’s existing and subsequently acquired or created direct and indirect wholly owned subsidiaries. The obligations of the Commitment Parties to make the Term B Loans available to Mitel are subject to certain conditions including, but not limited to the execution and delivery of mutually acceptable definitive documents , the concurrent completion of the transactions contemplated by the Merger Agreement, the absence of the occurrence of any Company Material Adverse effect (as defined in the Merger Agreement) and the accuracy of certain representations and warranties in relation to each of Mitel and ShoreTel. The Commitment Parties have been provided a specified period to syndicate the Term B Loans with assistance by Mitel and ShoreTel as set forth in the Commitment Letter.

The foregoing description of the Commitment Letter and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Commitment Letter, which is attached as Exhibit 10.2 and is incorporated herein by reference.

Item 8.01	Other Events

On July 27, 2017, Mitel issued the press release attached hereto as Exhibit 99.1 (the “Press Release”) announcing that Mitel, ShoreTel, Parent and Merger Sub have entered into the Merger Agreement. The Press Release is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of July 26, 2017, by and among Mitel U.S. Holdings, Inc., Shelby Acquisition Corporation, ShoreTel, Inc. and Mitel Networks Corporation.

10.1	Form of Tender Support Agreement, dated as of July 26, 2017, by and among Mitel U.S. Holdings, Inc., Shelby Acquisition Corporation and each of the persons set forth on Schedule A thereto.

10.2	Commitment Letter, dated as of July 26, 2017, by and among Mitel Networks Corporation, Mitel U.S. Holdings, Inc., Bank of Montreal, N.A., BMO Capital Markets Corp., Citizens Bank, N.A., HSBC Bank Canada and Canadian Imperial Bank of Commerce.

99.1	Press Release, dated July 27, 2017.

*	Schedules and Exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to supplementally furnish to the SEC upon request any omitted schedule or exhibit to the Agreement and Plan of Merger.

Important Information

The tender offer for the outstanding shares of ShoreTel common stock referenced in this Current Report on Form 8-K has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of ShoreTel common stock, nor is it a substitute for the tender offer materials that Mitel and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the offer is commenced, Mitel and its acquisition subsidiary will file tender offer materials on Schedule TO, and ShoreTel will thereafter file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of ShoreTel common stock are urged to read these documents when they become available because they will contain important information that holders of ShoreTel common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of ShoreTel common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by ShoreTel will be available free of charge on ShoreTel’s website at ir.shoretel.com or by contacting ShoreTel’s Investor Relations Department at (408) 962-2573. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and ShoreTel file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or ShoreTel at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and ShoreTel’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Some of the statements in this Current Report on Form 8-K are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and ShoreTel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or ShoreTel, or persons acting on either of their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and ShoreTel and the ability to recognize the anticipated benefits from the proposed acquisition of ShoreTel (the “transaction”); the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the anticipated size of the markets and continued demand for Mitel and ShoreTel products and services; the impact of competitive products and pricing and disruption to Mitel’s and ShoreTel’s respective businesses that could result from the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including amending Mitel’s existing credit facilities to fund the cash portion of the consideration in connection with the transaction; the ability to recognize the anticipated benefits from the divestment of Mitel’s mobile division (“Mobile Division”); risks associated with the non-cash consideration received by Mitel in connection with the divestment of the Mobile Division; the impact to Mitel’s business that could result from the announcement of the divestment of the Mobile Division; Mitel’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to successfully implement and achieve its business strategies, including its growth of the company through acquisitions and the integration of recently acquired businesses and realization of synergies, including the proposed acquisition of ShoreTel. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC and Canadian securities regulatory authorities on March 1, 2017, in Mitel’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 filed with the SEC and Canadian securities regulatory authorities on July 28, 2017, and in ShoreTel’s Annual Report on Form 10-K for the year ended June 30, 2016 filed with the SEC on September 12, 2016. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor ShoreTel has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MITEL NETWORKS CORPORATION

Dated: July 28, 2017	By:	/s/ Greg Hiscock
	Name:	Greg Hiscock
	Title:	General Counsel & Corporate Secretary